Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-223920

April 16, 2018

ASLAN Pharmaceuticals Limited

Free Writing Prospectus

ASLAN Pharmaceuticals Limited (referred to herein as “us,” “we,” “our” or the “Company”) has filed with the Securities and Exchange Commission (the “SEC”) a preliminary prospectus dated April 16, 2018, (the “Preliminary Prospectus”), forming part of the Company’s Registration Statement on Form F-1 (File No. 333-223920) (the “Registration Statement”).

In connection with roadshow meetings with potential investors in China, the Company intends to use certain portions of the Preliminary Prospectus translated into Chinese (the “Prospectus Summary”). The original English text of the Prospectus Summary is attached below.

You should consider statements contained in this free writing prospectus, including those in the attached Prospectus Summary, only after carefully evaluating all of the information in the Registration Statement and the Preliminary Prospectus, including the risk factors described therein.

Forward-Looking Statements

This filing may contain forward-looking statements that reflect expectations and projections about our future results, performance, prospects and opportunities. These statements are not guarantees of future performance, and investors should exercise caution and not place undue reliance on them. Our actual results may differ materially from those expressed in the forward-looking statements due to a number of known and unknown risks, uncertainties and other factors, including the risks and uncertainties discussed in the “Risk Factors” section of the Preliminary Prospectus and our other filings with the SEC. We do not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required to satisfy our obligations under federal securities law.

The Company has filed the Registration Statement (including the Preliminary Prospectus) (File No. 333-223920) with the SEC for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus, the Registration Statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus when it is available if you request it by contacting Leerink Partners LLC, Attention: Syndicate Department, One Federal Street, 37th Floor, Boston, MA 02110, or by calling toll-free at (800) 808-7525 x6132 or via email at syndicate@leerink.com; or Piper Jaffray & Co., Attention: Prospectus Department, 800 Nicollet Mall, J12S03, Minneapolis, MN 55402, or by calling toll-free at 800-747-3924, or via email at prospectus@pjc.com.

Original English Text of Prospectus Summary

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider before investing in our ADSs. You should read the entire prospectus carefully, including “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our financial statements and the related notes thereto, in each case included in this prospectus. You should carefully consider, among other things, the matters discussed in the section of this prospectus titled “Business” before making an investment decision.

Overview

We are a clinical-stage oncology-focused biopharmaceutical company based in Singapore developing novel therapeutics for global markets. We target diseases that are both highly prevalent in Asia and orphan indications in the United States and Europe. Our Asia development platform is designed to enable us to accelerate the development of drugs to treat these diseases. Our portfolio is comprised of four product candidates which target: validated growth pathways applied to new patient segments; novel immune checkpoints; and novel cancer metabolic pathways.

Our lead program, varlitinib, is a reversible small molecule pan-human epidermal growth factor receptor, or pan-HER, inhibitor that targets the human epidermal growth factor receptors HER1, HER2 and HER4. Varlitinib is currently being studied in a global pivotal clinical trial for biliary tract cancer for which we expect to report topline data in 2019. We are also conducting a global Phase 2/3 clinical trial of varlitinib for gastric cancer for which we expect to report topline Phase 2 data in the second half of 2018.

We focus on cancers, such as gastric cancer and biliary tract cancer, that are orphan diseases in the United States and Europe for which there are few, if any, approved therapies. Although registration trials for orphan diseases may require fewer patients, recruitment for such trials in the United States and Europe is often challenging given the limited availability of suitable patients. Asia offers a unique opportunity to accelerate the development of novel therapies in diseases where either the cancers are more prevalent or the availability of suitable patients is greater, and we are able to access a larger population of patients more easily and cost-effectively, with fewer competing trials.

We have built a development platform centered in Asia that can generate data suitable for submission to regulators in the United States, Europe, China and Japan. The key components of this platform include:

•	International presence. We are strategically positioned, through our teams in Singapore, Taiwan and China, to recruit patients quickly and efficiently in Asia, supplemented with data generated in the United States and Europe. Our local presence in Asia allows us to closely oversee the execution of clinical trials to ensure the quality of clinical data.

•	Extensive knowledge of Asia prevalent cancers. In collaboration with leading Asia research centers, we have been studying tumor profiles of patients to analyze the expression of certain biomarkers. This allows us to design targeted clinical trials focusing on those patients most likely to respond to our product candidates.

•	Experienced management team. Our senior management team has extensive experience in global and regional development and commercialization and an aggregate of over 70 years of experience working in Asia. Our CEO was previously New Product Director, China, and Business Development Director, Asia Pacific, at AstraZeneca. Our Chief Medical Officer was previously Global Head of Research and Development at Almirall.

•	Deep local relationships. Our team’s global experience is complemented by a strong network of local partners and collaborators that we have established over many years operating in Asia, such as the Director of the Clinical Trials Center at Seoul National University Hospital and the Chair of the Chinese Society of Clinical Oncology. We are also represented on some of the top industry and government advisory bodies in Asia.

Our Product Candidates

The following table summarizes our product candidate pipeline:

[1]	We have previously completed a Phase 2 paired biopsy clinical trial in patients who had failed one or more courses of prior treatment for gastric cancer. In August 2017, we initiated a Phase 2/3 trial in first line gastric cancer, for which we expect to report topline Phase 2 data in the second half of 2018. The dotted line section represents the Phase 3 portion of this ongoing trial, which we would progress to if the results from the Phase 2 portion meet the primary endpoint. A separate Phase 3 clinical trial is not anticipated. For more information, please see “Business—Our Product Candidates—Varlitinib—Gastric Cancer.”
[2]	Investigational new drug application.

We hold global rights to all of our product candidates with the exception of ASLAN002, for which Bristol-Myers Squibb Company, or BMS, acquired global rights, and varlitinib, for which Hyundai Pharm Co., Ltd., or Hyundai, acquired rights for South Korea.